FAIR WIND SECRETARIAL SERVICES LIMITED
富榮秘書服務有限公司

3rd Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈三樓
Tel: 2827 1778 • Fax: 2827 4790 • E-mail: fw@fairwind.com.hk

9th Floor, Kailey Tower, 16 Stanley Street, Central, Hong Kong.
香港中環士丹利街十六號騏利大廈九樓
[redacted]x: 2827 4836 • E-mail: fw@fairwind.com.hk

Our Ref.: S/7911/94 LTO/kk

03007806

3 MAR 2003

SUPPL

03 MAR 14 AM 7:21

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Re : China Resources Enterprise, Limited
Rule 12g3-2(b) Materials, File No.82-4177

Dear Sirs,

We are instructed to enclose herewith a copy of the announcements dated 28th February, 2003 pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under the Rule of China Resources Enterprise, Limited (the "Company").

The above document has been marked in the upper right hand corner to indicate the Commission file number for the Company's 12g3-2(b) exemption.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed material shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such material shall not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it in the enclosed self-addressed envelope.

Yours faithfully,
For and on behalf of
FAIR WIND SECRETARIAL SERVICES LIMITED

PROCESSED
APR 10 2003
THOMSON FINANCIAL

LO Tai On
Director
Encl.

c.c. Mr. Jonathan H. Lemberg,
Morrison & Foerster, 23/F Entertainment Building
30 Queen's Road Central, Hong Kong (30318/1)
(w/o enclosure)
Mr. Bryan Ho
The Bank of New York, 620 Avenue of the Americas, 6th Floor
New York, N.Y. 10011, U.S.A.

4/7

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong under the Companies Ordinance)

The Board of Directors (the "Board") of China Resources Enterprise, Limited (the "Company") announces that Mr. CHAN Wai Mo resigned as Executive Director of the Company with effect from 1st March, 2003.

The Board would like to express their thanks to Mr. CHAN for his valuable contribution to the Company during his tenure of office.

By Order of the Board
LEE Yip Wah, Peter
Company Secretary

Hong Kong, 28th February, 2003

South China Morning Post
3/3/2003

華潤創業有限公司
China Resources Enterprise, Limited
(根據公司條例在香港註冊成立)

華潤創業有限公司(「本公司」)董事會(「董事會」)公佈於二零零三年三月一日起，陳威武先生辭任為本公司之執行董事。

董事會謹此就陳先生於在任期間對本公司作出之寶貴貢獻致以衷心謝意。

承董事會命
華潤創業有限公司
公司秘書
李業華

香港，二零零三年二月二十八日

Hong Kong Economic Times
3/3/2003

South China Morning Post
3/3/2003

File No.82-4177

華潤創業有限公司
China Resources Enterprise, Limited
(Incorporated in Hong Kong with limited liability)

ONGOING CONNECTED TRANSACTION

The directors of China Resources Enterprise, Limited announced that CR Nylon, a 52% subsidiary of CR Jinhua, a company to be acquired by the Company, has entered into a lease agreement with CR Spinning, a 52% subsidiary of CRNC, on 28th February, 2003 for the rental of certain textile machinery equipment and accessories for an annual payment of RMB4,430,000 (approximately HK$4.2 million) over a lease term of two years.

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.5% of the Company's issued share capital, upon completion of the acquisition of CR Jinhua by the Company, the Lease constitutes a connected transaction of the Company under the Listing Rules.

THE LEASE AGREEMENT DATED 28TH FEBRUARY, 2003

Lessor: CR Spinning

Lessee: CR Nylon

Descriptions

Under the Lease Agreement, CR Nylon will lease machinery equipment and accessories from CR Spinning from 28th February, 2003 for a period of two years. The machinery equipment and accessories, located at the economic development zone of Yantai in the Shandong province of the PRC, primarily include, amongst other things, a spinning system equipment, four drafting enhancement machines, two drafting twist machines and one electric equaliser. It is expected that the machinery equipment and accessories can be used to produce approximately 2,000 tonnes micro-filament products per year.

Payment

The lease of the machinery equipment and accessories under the Lease Agreement has an annual payment of RMB4,430,000 (approximately HK$4.2 million) over a lease term of two years. Accordingly, a monthly payment of RMB370,000 (approximately HK$348,000) will be paid in advance within 10 days of each month for the first 11 months of a 12 month period with the balance of some RMB360,000 (approximately HK$338,400) will be paid for the last month of the 12 month period. The same payment arrangement will apply to the second 12 month period.

Based on an independent professional valuation by 深圳市中勤信資產評估有限公司 (Shenzhen Sinocoms Appraisal Co. Ltd.), the machinery equipment and accessories were valued at RMB20,463,300 (approximately HK$19.2 million) as at 30th November, 2002. The technical department of CR Nylon estimated that the machinery equipment and accessories will have a remaining life span of five to six years. The directors of the Company (including the independent non-executive directors) noted that there is no prevailing PRC market rental for the machinery equipment and accessories under the Lease Agreement, accordingly, they take into account the independent valuation of the machinery equipment and accessories and their estimated useful life span and consider that the terms of the Lease Agreement are on normal commercial terms and fair and reasonable as far as the independent shareholders of the Company are concerned.

Conditions

The Lease Agreement is subject to approvals of the board of directors (including independent directors) of CR Jinhua (approved on 27th February, 2003) and the independent non-executive directors of the Company.

REASONS FOR ENTERING INTO THE LEASE AGREEMENT

As set out in the announcement of the Company dated 14th February, 2003, the Company entered into an acquisition agreement to acquire approximately 51% of CR Jinhua, the controlling shareholder of CR Nylon subject to the satisfaction of the conditions as set out in the announcement.

CR Jinhua is engaged in the business of spinning, weaving, making and distributing textile products and its subsidiary, CR Nylon, is principally engaged in the manufacturing and distribution of number 6 micro-filament and its related process products. In order to increase its production facility to meet with the demand of its products, CR Nylon decides to enter into the Lease Agreement.

The Lease will reduce the total financial payments by CR Nylon compared with any acquisition of similar machinery equipment and accessories as it has decided to increase its production capacity. The Lease Agreement will at the same time minimise its business risk in the event of any fluctuation of the micro-filament textile market in the near future. In addition, it will also

The consideration payable under the Lease Agreement is less than 3% of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002. Accordingly, the Company will make an application to the Stock Exchange to seek a waiver from the relevant disclosure requirements under Rule 14.25 of the Listing Rules for the Lease subject to the following conditions:

(a) the Lease will be carried out:

  (i) in the usual and ordinary course of business of the Group;

  (ii) on normal commercial terms;

  (iii) on a fair and reasonable basis so far as the independent shareholders of the Company are concerned; and

  (iv) in accordance with the terms of the Lease Agreement or where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties;

(b) the aggregate value of the Lease in any financial year will not exceed 3% of the net tangible asset value of the Group in any particular financial years;

(c) details of the Lease as required by Rule 14.25(1)(A) to (D) of the Listing Rules with a statement of opinion of the independent non-executive directors and auditors of the Company shall be disclosed in the Company's annual report for that year;

(d) the independent non-executive directors of the Company shall review annually the Lease and confirm in the Company's annual report that they were conducted in the manner as stated in paragraph (a) above;

(e) the auditors of the Company shall review annually the Lease and confirm in a letter to the directors of the Company (a copy of which shall be provided to the Stock Exchange) stating that:

  (i) such transaction has been approved by the board of directors of the Company;

  (ii) such transaction has been entered into in accordance with the terms of the Lease Agreement governing the Lease or where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

  (iii) the cap limit as set out in (b) above has not been exceeded.

Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the letter, the directors of the Company shall contact the Stock Exchange as soon practicable.

DEFINITIONS

"China Resources Holdings"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"CR Jinhua"	華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd), a company incorporated in PRC, listed on the Shenzhen Stock Exchange of the PRC and to be acquired by the Company
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in

issued share capital, upon completion of the acquisition of CR Jinhua by the Company, the Lease constitutes a connected transaction of the Company under the Listing Rules.

File No.82-4177

THE LEASE AGREEMENT DATED 28TH FEBRUARY, 2003

Lessor: CR Spinning

Lessee: CR Nylon

Descriptions

Under the Lease Agreement, CR Nylon will lease machinery equipment and accessories from CR Spinning from 28th February, 2003 for a period of two years. The machinery equipment and accessories, located at the economic development zone of Yantai in the Shandong province of the PRC, primarily include, amongst other things, a spinning system equipment, four drafting enhancement machines, two drafting twist machines and one electric equaliser. It is expected that the machinery equipment and accessories can be used to produce approximately 2,000 tonnes micro-filament products per year.

Payment

The lease of the machinery equipment and accessories under the Lease Agreement has an annual payment of RMB4,430,000 (approximately HK$4.2 million) over a lease term of two years. Accordingly, a monthly payment of RMB370,000 (approximately HK$348,000) will be paid in advance within 10 days of each month for the first 11 months of a 12 month period with the balance of some RMB360,000 (approximately HK$338,400) will be paid for the last month of the 12 month period. The same payment arrangement will apply to the second 12 month period.

Based on an independent professional valuation by 深圳市中勤信資產評估有限公司 (Shenzhen Sinocoms Appraisal Co. Ltd.), the machinery equipment and accessories were valued at RMB20,463,300 (approximately HK$19.2 million) as at 30th November, 2002. The technical department of CR Nylon estimated that the machinery equipment and accessories will have a remaining life span of five to six years. The directors of the Company (including the independent non-executive directors) noted that there is no prevailing PRC market rental for the machinery equipment and accessories under the Lease Agreement, accordingly, they take into account the independent valuation of the machinery equipment and accessories and their estimated useful life span and consider that the terms of the Lease Agreement are on normal commercial terms and fair and reasonable as far as the independent shareholders of the Company are concerned.

Conditions

The Lease Agreement is subject to approvals of the board of directors (including independent directors) of CR Jinhua (approved on 27th February, 2003) and the independent non-executive directors of the Company.

REASONS FOR ENTERING INTO THE LEASE AGREEMENT

As set out in the announcement of the Company dated 14th February, 2003, the Company entered into an acquisition agreement to acquire approximately 51% of CR Jinhua, the controlling shareholder of CR Nylon subject to the satisfaction of the conditions as set out in the announcement.

CR Jinhua is engaged in the business of spinning, weaving, making and distributing textile products and its subsidiary, CR Nylon, is principally engaged in the manufacturing and distribution of number 6 micro-filament and its related process products. In order to increase its production facility to meet with the demand of its products, CR Nylon decides to enter into the Lease Agreement.

The Lease will reduce the total financial payments by CR Nylon compared with any acquisition of similar machinery equipment and accessories as it has decided to increase its production capacity. The Lease Agreement will at the same time minimise its business risk in the event of any fluctuation of the micro-filament textile market in the near future. In addition, it will also provide CR Nylon with the flexibility if it decides to acquire its own machinery after 2 years. Due to the great strides in the technology of the textile machinery equipment, CR Nylon may be able to acquire more efficient equipment at an affordable price if it decides to acquire its own machinery in the future.

INFORMATION ABOUT THE COMPANY

The Company is a listed company on the Hong Kong Stock Exchange, with business emphasis on the distribution business in Hong Kong and the Chinese Mainland. The Group has a well-diversified portfolio of businesses in both Hong Kong and the Chinese Mainland, including retail, beverage, food processing and distribution, textile, petroleum and chemical distribution, property and other investments.

GENERAL

As CRNC is the holding company of China Resources Holdings, the controlling shareholder of the Company interested in about 55.5% of the Company's issued share capital, upon completion of the acquisition of CR Jinhua by the Company, the Lease constitutes a connected transaction of the Company under the Listing Rules.

The consideration payable under the Lease Agreement is less than 3% of the book value of the net tangible assets of the Company as shown in the latest published unaudited consolidated interim accounts of the Company as at 30th September, 2002. Accordingly, the Company will make an application to the Stock Exchange to seek a waiver from the relevant disclosure requirements under Rule 14.25 of the Listing Rules for the Lease subject to the following conditions:

(a) the Lease will be carried out:

(i) in the usual and ordinary course of business of the Group;

(ii) on normal commercial terms;

(iii) on a fair and reasonable basis so far as the independent shareholders of the Company are concerned; and

(iv) in accordance with the terms of the Lease Agreement or where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties;

(b) the aggregate value of the Lease in any financial year will not exceed 3% of the net tangible asset value of the Group in any particular financial years;

(c) details of the Lease as required by Rule 14.25(1)(A) to (D) of the Listing Rules with a statement of opinion of the independent non-executive directors and auditors of the Company shall be disclosed in the Company's annual report for that year;

(d) the independent non-executive directors of the Company shall review annually the Lease and confirm in the Company's annual report that they were conducted in the manner as stated in paragraph (a) above;

(e) the auditors of the Company shall review annually the Lease and confirm in a letter to the directors of the Company (a copy of which shall be provided to the Stock Exchange) stating that:

(i) such transaction has been approved by the board of directors of the Company;

(ii) such transaction has been entered into in accordance with the terms of the Lease Agreement governing the Lease or where there is no agreement, on terms no less favourable than terms available to (or from, as appropriate) independent third parties; and

(iii) the cap limit as set out in (b) above has not been exceeded.

Where, for whatever reason, the auditors of the Company decline to accept the engagement or are unable to provide the letter, the directors of the Company shall contact the Stock Exchange as soon practicable.

DEFINITIONS

"China Resources Holdings"	China Resources (Holdings) Company Limited, a company incorporated in Hong Kong with limited liability and the controlling shareholder of the Company
"Company"	China Resources Enterprise, Limited, a company incorporated in Hong Kong and listed on The Stock Exchange of Hong Kong Limited
"CR Jinhua"	華潤錦華股份有限公司 (China Resources Jinhua Co., Ltd), a company incorporated in PRC, listed on the Shenzhen Stock Exchange of the PRC and to be acquired by the Company
"CRNC"	中國華潤總公司 (China Resources National Corporation), a state-owned enterprise established in the PRC
"CR Nyoln"	煙台華潤錦綸有限公司 (China Resources Yantai Nylon Co., Ltd.), a company incorporated in PRC and a 52% subsidiary of CR Jinhua
"CR Spinning"	煙台華潤紡絲有限公司 (Yantai China Resources Spinning Co., Ltd.), a company incorporated in PRC and a 52% subsidiary of CRNC
"Group"	Company and its subsidiaries
"Lease"	The lease arrangement under the Lease Agreement
"Lease Agreement"	The lease agreement dated 28th February, 2003 as referred to in this announcement
"PRC"	People's Republic of China

By order of the Board
China Resources Enterprise, Limited
Lee Yip Wah, Peter
Secretary

Hong Kong, 28th February, 2003